

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Pieter van Niekerk
Chief Financial Officer
Medinotec Inc.
10120 W. Flamingo Road
Suite 4-2090
Las Vegas, Nevada 89147-8394

> **Re: Medinotec Inc.**
> **Registration Statement on Form S-1**
> **Filed June 2, 2022**
> **File No. 333-265368**

Dear Mr. van Niekerk:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed June 2, 2022

About Forward-Looking Statements, page 1

1. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of the 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either delete any reference to the Private Securities Litigation Reform Act, or make clear each time you refer to the Private Securities Litigation Reform Act that the safe harbor does not apply to initial public offerings.

Prospectus Summary, page 2

2.   Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest. For example, to the extent the holding company registering these securities has only two employees, revise to clarify when you are addressing an operating entity and which operating entity. For example, throughout the risk factors, you discuss the impact of COVID-19 on your personnel, suppliers, etc. on page 6, your failure to integrate acquired businesses on page 8 all appear to address operating entities. Then, when discussing employees, you address two employees on page 26 as opposed to the employee disclosure on page 31 and the 21 employees disclosed on page 45, without providing context for the entity to which you refer. Then, on page 44, you state that "Medinotec" conducts your R&D. These are only examples. Revise the document throughout.

3.   Please revise the summary to clarify, if true, that because you will be a holding company with no operations of your own, you will be dependent on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries' ability to pay dividends or make other distributions to your company.

4.   Revise your summary to clarify which products you reference have been granted approval by the FDA or foreign regulators and pursuant to what approval pathway. Where you discuss FDA approval for your Trachealator product, clarify for what use it has been FDA approved. For those products not yet approved, such as your Lamprey Suction Dissector, Aortic Perfusion and Dilation Catheter, Chronic Total Occlusion Catheter and Tracheal Stent, state in narrative form their current stage of development and their expected path to FDA-approval. Revise your disclosure to balance any statements about your expectations of their future contribution to your company with the reality that they may not obtain FDA-approval in the time frame you anticipate and may never obtain FDA-approval.

5.   To the extent any of your products are not approved by the FDA or comparable foreign regulator, revise to avoid any description such as "world class," or which suggests the product candidate is effective and likely to be approved by the FDA. To the extent your use of these terms was intended to convey your belief that the product is based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, as applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidate has been proven effective or that it will receive regulatory approval.

6. We note several references here and throughout the prospectus to Medinotec being a "global leader" in tracheal dilation technology and similar claims. Please substantiate your claims or revise them to state that these are your beliefs.

7. You refer to the Lamprey Suction Dissector as "safely combin[ing] the processes of suctioning blood . . .", however, it appears from the chart on page 43 that this potential product is not FDA-approved. As safety and efficacy determinations are solely within the authority of the FDA or similar foreign regulators, and they continue to be evaluated throughout the approval process, please remove these and any such references in your prospectus. In the Business section, you may present objective data resulting from any trials or clinical studies without including conclusions related to safety or efficacy.

8. We note your statement that through this listing, you intend to build a powerful distribution arm in the US. Please clarify how you intend to do this given that this offering will not provide any proceeds to the company.

9. Revise the summary to provide a diagram of your corporate structure and include a more complete narrative description of the various related entities and their roles. We note references to the following entities in the company overview and related party transactions sections and in Notes 13 and 14 to the financial statements:
   • Medinotec, Inc. (the company registering stock on the Form S-1);
   • Minoan Capital (Pty) Ltd ("Minoan Capital");
   • DISA Medinotec (Pty) Ltd;
   • Minoan Medical (Pty) Ltd, which may be referred to as "Minoan";
   • DISA Life Sciences (Pty) Ltd ("DISA Life Sciences");
   • Minoan Medical South Africa--referenced in Note 14; and
   • Medinotec Group USA -- referenced in Note 14.

10. Please add a section here in the summary to discuss your material risks in as prominent in detail and presentation as the discussion of your competitive advantages and growth strategies.

Our substantial leverage and debt service obligations could adversely affect the business, page 4

11. Please quantify your debt service requirements and disclose the percentage of your cash flow that must be dedicated to debt service, both principal and interest.

Risk Factors, page 4

12. We note that Gregory Vizirgianakis owns 81% of the outstanding ordinary shares of the company. Please revise the cover page to disclose these holdings as a controlling interest. Include a standalone risk factor to clarify that minority shareholders will have little ability to influence the direction of the Company as a result of this voting control.

13. We note your officers work for the South African entities and their addresses are listed on the articles of incorporation in the U.A.E. Please provide a risk factor pertaining to the difficulty that U.S. stockholders will face in effecting service of process against your

officers. This risk factor should address the risk U.S. stockholders face in:
- effecting service of process within the U.S. on your officers;
- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;
- enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and
- bringing an original action in foreign courts to enforce liabilities based on the U.S.

Alternatively, please advise as to why you believe such a risk factor is unnecessary.

Determination of Offering Price, page 22

14. Please revise this section to state the the offering price of the common stock is $5.00 per share and that there is no public market for your common stock

Selling Shareholders, page 22

15. Please disclose the terms of the private placement through which the selling shareholders obtained the shares of common stock being sold in this offering and when the private placement occurred.

Description of Business, page 28

16. Please disclose the purchase price for the acquisition of DISA Medinotec Propriety Limited.

17. Revise to provide additional information on the need for government approvals (including FDA approvals), effect of government regulation, and costs and effects of compliance with environmental laws on your business. Refer to Items 101 (vii), (ix), and (xi) of Regulation S-K.

18. Revise to provide additional information regarding your sources and availability of supply and your dependence on one or a few related-party customers, as disclosed in the risk factor on page 11. Refer to Items 101(h)(v) and (vi) of Regulation S-K.

Our Business Strategy, page 31

19. Clarify how the organic growth reported on page 32 is reflected in the history of your company.

20. On page 37, clarify the references to multiple reporting segments.

Our Key Products, page 41

21. Revise page 41 to clarify the significance of the CE Mark for the Trachealator and to clarify what form of approval it received from the FDA in November 2021. Clarify if it has been approved by any other regulatory bodies for use in other countries. Similarly revise the status of your other products or potential products throughout this section to state the current status of their applications or approvals and in what jurisdictions. Where

you state that a product is in development, such as the Cape Crposs PTCA Catheter, and "should be ready by the end of the first quarter of 2022," revise to clarify what you mean by "ready." For example, if you mean a prototype should be ready for testing, so state. If you have an anticipated timeline by which you believe it would be ready to submit to the FDA for 501(k) premarket clearance, revise to clarify that and when you would expect to submit that application. Finally, where you state a potential product has been submitted for FDA approval, such as the Cape Cross Non-Compliant Catheter, disclose when the submission was made and for what form of approval.

Product Development Pipeline, page 43

22.   As Medinotec is a medical device company, revise to eliminate the pipeline table on page 43, which has the appearance of a drug product candidate pipeline table. You may convey the status of your potential products in the narrative disclosure.

Intellectual Property, page 44

23.   Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and patents licensed from third parties. In this regard it may be useful to provide tabular disclosure

Employees, page 45

24.   You state that you have 21 employees, but that your commercial team consists of over 100 individuals. Please explain the relationship of the individuals on the commercial team to your company and whether they are dedicated to only selling your products and if not how this may impact your operations. Please make conforming changes elsewhere in the prospectus.

Management DIscussion and Analysis
Results of Operations for the Years Ended February 28, 2022 and 2021, page 47

25.   Please revise this discussion to identify and quantify the impact of all related party transactions and the related party involved for the periods presented.

Changes In and Disagreements with Accountants, page 54

26.   Please revise this disclosure to address whether any principal accountant has resigned or was dismissed during your two most recent fiscal years or any subsequent interim period. In this regard, we note your current independent auditor has only served since 2021. Refer to Item 304 of Regulation S-K.

Note 3 - Summary of Significant Accounting Policies
Cost of Revenue, page F-18

27.   Your disclosure here indicates this line item includes all manufacturing costs. Please tell us why your manufacturing costs do not include any depreciation expense associated with your property and equipment. Refer to Staff Accounting Bulletin 11.B and revise accordingly.

Note 13 - Related Party Transactions, page F-24

28.   Please describe the nature of the control relationships between DISA Medinotec (Pty) Ltd and all of the related parties disclosed in these footnotes. This description should address all of the following people or entities:

- Medinotec Inc.
- Minoan Medical (Pty) Ltd
- CEO Dr Gregory Vizirgianakis
- Minoan Capital (Pty) Ltd
- DISA Life Sciences (Pty) Ltd
- Medinotec Group USA
- Medinotec South Africa
- Medinotec Group of Companies

Refer to ASC 850-10-50-6.

29.   With regard to sales to parent and associates, transactions involving related parties cannot be presumed to be carried on an arm's length basis. Please substantiate that these transactions were consummated on terms equivalent to those that prevail in arm's length transactions. Refer to ASC 850-10-50-5.

Note 14 - Subsequent Events, page F-25

30.   You disclose that this entity was transferred to Medinotec Inc. after year end. Please provide pro forma data under Article 11 of Regulation S-X if this transfer is not reflected in the financial statements included in your next amendment.

Exhibits

31.   File the material lease for your production facility, referenced on pages 37 and 45, as required by Item 601(b)(10)(ii)(D) of Regulation S-K.

32.   We note from page 11 that you are substantially dependent on one related-party purchaser, selling over 70% of your merchandise to that party. File your agreements with that party as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Sasha Parikh at (202) 551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Christopher Edwards at (202) 551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott Doney, Esq.